EXHIBIT 12

AEP TRANSMISSION COMPANY, LLC AND SUBSIDIARIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in millions except ratio data)

						Twelve	Nine
						Months	Months
	Years Ended December 31,					Ended	Ended
	2012	2013	2014	2015	2016	9/30/2017	9/30/2017
EARNINGS
Income Before Income Taxes	$22.0	$60.8	$137.3	$193.0	$286.8	$398.7	$338.8
Fixed Charges (as below)	4.7	18.4	32.6	52.5	62.0	80.4	62.8
Total Earnings	$26.7	$79.2	$169.9	$245.5	$348.8	$479.1	$401.6

FIXED CHARGES
Interest Expense	$3.2	$9.9	$21.4	$34.6	$46.0	$62.3	$48.6
Credit for Allowance for Borrowed Funds Used During Construction	1.4	8.4	11.1	17.7	15.7	17.8	14.0
Estimated Interest Element in Lease Rentals	0.1	0.1	0.1	0.2	0.3	0.3	0.2
Total Fixed Charges	$4.7	$18.4	$32.6	$52.5	$62.0	$80.4	$62.8

Ratio of Earnings to Fixed Charges (a)	5.68	4.30	5.21	4.67	5.62	5.95	6.39

(a) Ratio for 2012 does not agree with previously reported ratio due to a transition in the presentation as dollars in thousands compared to the current presentation as dollars in millions.